Filed by Windstream Parent, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Uniti Group, Inc.

Commission File No.: 001-36708

Date: May 3, 2024

Press Release Release date: May 3, 2024

Uniti to Merge with Windstream Creating Premier Insurgent Fiber Provider

Scaled Platform and Differentiated Focus on Tier II and III Markets

De-levered Balance Sheet and Cash Flow Generation to Support Growth

Additional Value Creation Opportunities Include up to $125 Million of Targeted Annual Opex and Capex Synergies and Enhanced Strategic Optionality

LITTLE ROCK, Ark., May 3, 2024 (GLOBE NEWSWIRE) – Uniti Group Inc. (“Uniti”) (Nasdaq: UNIT) announced today that it has entered into a definitive agreement to merge with Windstream Holdings II, LLC (“Windstream”). Under the terms of the agreement, which have been unanimously approved by both companies’ Board of Directors, upon closing, Uniti shareholders will hold approximately 62% of the outstanding common equity of the combined company and Windstream shareholders will hold approximately 38% of the outstanding common equity.

The merger combines Uniti’s national wholesale owned fiber network with Windstream’s fiber-to-the-home (“FTTH”) business to create a premier insurgent fiber provider in the U.S. We believe the combined company, with its scaled facilities-based infrastructure platform, will be uniquely positioned within Tier II and III markets throughout the U.S.

“As a combined company, we will continue our disciplined growth trajectory while expanding FTTH buildouts and significantly improving our overall financial profile. The demand for fiber broadband has never been greater, and Uniti is now expanding its reach into FTTH with an attractive scaled platform. The combination of Uniti and Windstream also removes several dis-synergies that exist in the current landlord/tenant relationship and greatly enhances Uniti’s optionality for strategic initiatives. We look forward to working with Windstream to create a national fiber powerhouse that will continue to bridge the digital divide for our customers,” commented President and Chief Executive Officer of Uniti, Kenny Gunderman.

Johannes Weber, Portfolio Manager at Elliott Investment Management (“Elliott”), Windstream’s largest shareholder, added, “As one of the largest investors in both Uniti and Windstream, we are pleased to support this combination, which has a compelling strategic rationale and creates a significant opportunity for enhanced value creation. We are confident that given Uniti’s focused strategy, unique positioning and a proven management team that will draw on leaders from both organizations, the combined company will be well positioned to deliver on its potential.”

Strategic and Financial Benefits of the Combination

●	Premier Digital Infrastructure Company: The merger of Uniti and Windstream combines Uniti’s national wholesale owned network with Windstream’s FTTH business. The combined company will initially serve over 1.1 million customers and 1.5 million existing homes passed with a particularly strong presence in the Midwest and Southeast. Uniti will be well-positioned in the large and growing market for digital infrastructure services, particularly in Tier II and III markets, with a highly defensible market position as a first mover fiber builder.

●	Compelling Financial Profile with Enhanced Cash Flow Generation: The combined company expects to benefit from an enhanced free cash flow profile, with the ability to expand its FTTH build by up to 1 million additional households. The transaction is expected to be free cash flow accretive following close and will realize additional free cash flow accretion as synergies are achieved.

●	Aligns Capital Allocation Objectives and Delivers Meaningful Synergies: The combination is expected to remove several dis-synergies which exist in the current landlord/tenant relationship, as well as any potential risk to the renewal of the master leases scheduled to occur in 2030. It also aligns the two companies’ capital allocation objectives to improve focus and drive results. The combination is anticipated to generate up to $100 million of targeted annual opex synergies and $20-$30 million of targeted annual capex savings within 36 months of closing.

●	De-levered Balance Sheet: Net leverage at year-end 2023 for the combined company is 4.8x, which is a significant improvement over Uniti’s year-end net leverage of 6.0x, with growth and free cash flow generation expected to improve the combined company’s leverage trajectory over time. Both companies’ current debt silos are expected to initially remain in place following closing.

●	Enhanced Strategic Optionality: With a scaled national platform and high-quality fiber portfolio, the additional value creation from this transaction greatly increases Uniti’s optionality for strategic initiatives.

Transaction Terms

Under the terms of the agreement, Uniti shareholders will receive approximately 62% of the outstanding common equity of the combined company. Windstream shareholders will receive $425 million of cash, $575 million of preferred equity in the new combined company, and common shares representing approximately 38% of the outstanding common equity of the combined company. Windstream shareholders will additionally receive non-voting warrants to acquire up to 6.9% of common shares of the combined company. Uniti expects to fund the $425 million of cash consideration to shareholders of Windstream from operations, revolver borrowings and/or future capital markets transactions.

Certain of Windstream’s largest shareholders, including Elliott, which is also a current holder of Uniti’s equity and debt, will be rolling substantially all of their investment value in Windstream into the combined company. The transaction structure allows both companies’ existing debt structures to remain in-place at closing, reducing financing requirements and costs.

Leadership, Corporate Governance and Headquarters

The combined company will be led by a proven management team that reflects the strengths and capabilities of both organizations. Upon closing of this transaction, the combined company will be led by Kenny Gunderman, Uniti’s Chief Executive Officer, and Paul Bullington, Uniti’s Chief Financial Officer. Certain key members of Windstream’s management team are expected to remain with the combined company as well. The combined company will continue to operate as Uniti under the ticker “UNIT” and be headquartered in Little Rock, Arkansas.

Following the close of the transaction, the 5-person Uniti Board of Directors (the “Board”) will remain in place and four new directors will join the board of the combined company, with two of those directors selected by Elliott and the remaining two directors jointly selected by Uniti and Elliott.

Transaction Timing and Approvals

The merger is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by Uniti shareholders.

Advisors

Bank Street Group LLC, Barclays, Centerview Partners, and Citi are acting as co-financial advisors to Uniti. J.P. Morgan and Stephens Inc. each acted as financial advisors to Uniti’s Board and provided fairness opinions. Davis Polk & Wardwell LLP is acting as legal counsel to Uniti. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as financial advisors to Windstream. Debevoise & Plimpton LLP is acting as legal counsel to Windstream.

Conference Call and Webcast Details

Uniti will hold a conference call today to discuss the announcement at 8:30 AM Eastern Time (7:30 AM Central Time). The conference call will be webcast live on Uniti’s Investor Relations website at investor.uniti.com. Those parties interested in participating via telephone may register on the Company’s Investor Relations website or by clicking here. A replay of the call will be available on the Investor Relations website beginning today at approximately 12:00 PM Eastern Time. Associated presentation materials regarding the transaction will be available on Uniti’s transaction microsite at unitireimagined.com and Uniti’s Investor Relations website.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti Group Inc. (“Uniti”), Windstream Holdings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

Uniti and Windstream plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents. Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on Uniti's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Transaction. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Uniti and Windstream at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding our merger with Windstream and the future performance of New Uniti (together with Windstream and Uniti, the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this communication contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Uniti and Windstream for Uniti and Windstream, respectively, and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Uniti), expectations for the ongoing development and growth potential of the Merged Group and the future operation of Uniti, Windstream and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the Transaction; the ability of the parties to complete the Transaction considering the various closing conditions; the expected benefits of the Transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of New Uniti following completion of the Transaction; and anticipated growth strategies and anticipated trends in Uniti’s, Windstream’s and, following the expected completion of the Transaction, New Uniti’s business.

In addition, other factors related to the Transaction that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Uniti’s and Windstream’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of New Uniti’s securities to be issued in the Transaction; disruptions of Uniti’s and Windstream’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Uniti or Windstream following announcement of the Transaction; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the respective directors and management of Uniti and Windstream for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Uniti, Windstream or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Uniti does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Uniti, Windstream or the Merged Group, or the subject matter of this communication), create an implication that there has been no change in the affairs of Uniti or Windstream since the date of this communication.

About Uniti

Uniti, an internally managed real estate investment trust, is engaged in the acquisition and construction of mission critical communications infrastructure, and is a leading provider of fiber and other wireless solutions for the communications industry. As of March 31, 2024, Uniti owns approximately 141,000 fiber route miles, 8.5 million fiber strand miles, and other communications real estate throughout the United States. Additional information about Uniti can be found on its website at www.uniti.com.

About Windstream

Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. Windstream provides fiber-based broadband to residential and small business customers in 18 states, managed cloud communications, networking and security services for mid-to-large enterprises and government entities across the U.S., and customized wavelength and dark fiber solutions for carriers, content providers and hyperscalers in the U.S. and Canada. Windstream, a privately held company headquartered in Little Rock, Ark., operates three brands including Kinetic, Windstream Enterprise and Windstream Wholesale. Additional information is available at www.windstream.com. Follow Windstream on X (Twitter) @Windstream.

Uniti Investor Contact:

Paul Bullington, 251-662-1512

Senior Vice President, Chief Financial Officer & Treasurer

paul.bullington@uniti.com

Bill DiTullio, 501-850-0872

Vice President, Investor Relations & Treasury

bill.ditullio@uniti.com

Uniti Media Contact:

FGS Global

Jim Barron / Kim Textor / Akash Lodh

uniti@fgsglobal.com

Windstream Investor Contact:

Genesis White

genesis.white@windstream.com

Windstream Media Contact:

Brandi Stafford

501-748-6250
brandi.stafford@windstream.com

Scott Morris

501-748-5342

scott.l.morris@windstream.com